EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
thousands	2011	2010	2009	2008	2007

Earnings:
Income before income taxes	$207,364	$178,899	$148,654	$205,136	$178,741
Add:
Fixed charges	30,573	19,292	10,992	2,965	8,783
Distributions from equity investees	15,999	10,973	11,206	14,428	8,349
Amortization of capitalized interest	234	50	298	86	—
Less:
Equity income	11,261	7,628	7,923	11,118	10,145
Net income before taxes attributable to noncontrolling interests	14,103	11,005	10,260	7,965	—

Earnings	$228,806	$190,581	$152,967	$203,532	$185,728

Fixed charges:
Interest expense	$30,345	$18,794	$9,955	$364	$4,965
Interest component of lease expense	228	498	1,037	2,601	3,818

Fixed charges	$30,573	$19,292	$10,992	$2,965	$8,783

Ratio of earnings to fixed charges	7.5x	9.9x	13.9x	68.6x	21.1x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income before adjustment for income or loss from equity investees, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.